________________________________________________________________________________
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 10-K
               [x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1993
                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from     to

                         Commission file number 1-8974

                               ALLIEDSIGNAL INC.

             (Exact name of registrant as specified in its charter)

                DELAWARE                                   22-2640650
- - - - - ----------------------------------------  ---------------------------------------------
    (State or other jurisdiction of                     (I.R.S. Employer
     incorporation or organization)                    Identification No.)

           101 Columbia Road
             P.O. Box 4000
         Morristown, New Jersey                            07962-2497
- - - - - ----------------------------------------  ---------------------------------------------
(Address of principal executive offices)                   (Zip Code)

Registrant's telephone number, including area code (201)455-2000

Securities registered pursuant to Section 12(b) of the Act:

                                                      Name of Each Exchange
          Title of Each Class                          on Which Registered
- - - - - ----------------------------------------  ---------------------------------------------
Common Stock, par value $1 per share*                New York Stock Exchange
                                                     Chicago  Stock Exchange
                                                     Pacific  Stock Exchange
Money Multiplier Notes due 1996-2000                 New York Stock Exchange
9 7/8% Debentures due June 1, 2002                   New York Stock Exchange
9.20% Debentures due February 15, 2003               New York Stock Exchange
Zero Coupon Serial Bonds due 1995-2009               New York Stock Exchange
9 1/2% Debentures due June 1, 2016                   New York Stock Exchange

- - - - - ------------
* The common stock is also listed for trading on the Amsterdam, Basle, Frankfurt, Geneva, London, Paris, Tokyo and Zurich stock exchanges.

Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

The aggregate market value of the voting stock held by nonaffiliates of the Registrant was approximately $11.2 billion at December 31, 1993.

There were 283,833,506 shares of Common Stock outstanding at December 31, 1993. Such amount reflects the impact of the 2-for-1 stock split for shareowners of record on February 22, 1994.

                      Documents Incorporated by Reference
         Part I and II: Annual Report to Shareowners for the Year Ended December 31, 1993.
        Part III: Proxy Statement for Annual Meeting of Shareowners to be held April 25, 1994.

________________________________________________________________________________
________________________________________________________________________________

                               ALLIEDSIGNAL INC.

                             CROSS REFERENCE SHEET

                                                                                                     Page(s) in
Form 10-K                                  Heading(s) in Annual Report to Shareowners for              Annual
Item No.                                            Year Ended December 31, 1993                       Report
- - - - - ----------------------------------  ------------------------------------------------------------    ------------
 1. Business                        Note 25. Segment Financial Data ............................         38
                                    Note 24. Geographic Areas -- Financial Data ................         38
                                    Management's Discussion and Analysis .......................         20
 3. Legal Proceedings               Note 19. Commitments and Contingencies .....................         35
 5. Market for the Regis-           Note 26. Unaudited Quarterly Financial
    trant's Common Equity           Information ................................................         39
    and Related Stock-              Selected Financial Data ....................................         40
    holder Matters
 6. Selected Financial Data         Selected Financial Data ....................................         40
 7. Management's Discussion and     Management's Discussion and Analysis .......................         20
    Analysis of Financial
    Condition and Results of
    Operations
 8. Financial Statements and        Report of Independent Accountants ..........................         39
    Supplementary Data              Consolidated Statement of Income ...........................         27
                                    Consolidated Statement of Retained Earnings ................         27
                                    Consolidated Balance Sheet .................................         28
                                    Consolidated Statement of Cash Flows .......................         29
                                    Notes to Financial Statements ..............................         30

                                                 Heading(s) in Proxy Statement for                   Page(s) in
                                                   Annual Meeting of Shareowners                       Proxy
                                                     to be held April 25, 1994                       Statement
                                    ------------------------------------------------------------    ------------
10. Directors and Executive         Election of Directors; Voting Securities ...................        2,10
    Officers of the Registrant
11. Executive Compensation          Election of Directors -- Compensation of Directors;
                                    Executive Compensation .....................................        9,12
12. Security Ownership of Certain   Voting Securities ..........................................          10
    Beneficial Owners and
    Management

NOTE:    AlliedSignal  Inc. is  sometimes  referred  to in  this  Report  as the
Registrant and as the Company, and AlliedSignal Inc. and its consolidated subsidiaries are sometimes referred to as the Company.

                               TABLE OF CONTENTS

           ITEM                                                                                                  PAGE
           ---------------------------------------------------------------------------------------------------   ----
Part I.    1  Business........................................................................................    4
           2  Properties......................................................................................   13
           3  Legal Proceedings...............................................................................   14
           4  Submission of Matters to a Vote of Security Holders.............................................   14
           Executive Officers of the Registrant...............................................................   14
Part II.   5  Market for the Registrant's Common Equity and Related Stockholder Matters.......................   16
           6  Selected Financial Data.........................................................................   16
           7  Management's Discussion and Analysis of Financial Condition and Results of Operations...........   16
           8  Financial Statements and Supplementary Data.....................................................   16
           9  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure............   16
Part III.  10 Directors and Executive Officers of the Registrant..............................................   16(a)
           11 Executive Compensation..........................................................................   16(a)
           12 Security Ownership of Certain Beneficial Owners and Management..................................   17(a)
           13 Certain Relationships and Related Transactions..................................................   17
Part IV.   14 Exhibits, Financial Statement Schedules and Reports on Form 8-K.................................   17
Signatures....................................................................................................   19

- - - - - ------------

 (a) These items are omitted since the Registrant filed with the Securities and Exchange Commission a definitive Proxy Statement pursuant to Regulation 14A involving the election of directors. Certain other information relating to the Executive Officers of the Registrant appears at pages 14 and 15 of this Report.

                                    PART I.

ITEM 1.   BUSINESS

     AlliedSignal Inc. with its consolidated subsidiaries (sometimes referred to in this Report as the Company) was organized in the State of Delaware in 1985. The Company is the successor to Allied Corporation, which was organized in the State of New York in 1920.

     The Company's operations are conducted under three business segments: aerospace, automotive and engineered materials.

     The Company's products are used by many major industries, including textiles, construction, plastics, electronics, motor vehicles, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation and aerospace, and in the space program, and agriculture. The following is a description of the Company's three business segments and their principal products and activities.

AEROSPACE

     The Aerospace segment is composed of AlliedSignal Aerospace. It is among the world's largest manufacturers and suppliers of advanced technology products and services for the military, commercial and general aviation, and space markets.

     The Company serves key military and commercial segments of the aviation, defense and space markets with a broad array of systems, subsystems, components and services. It designs, develops, manufactures, markets and services hundreds of products found on all types of aircraft from single-engine executive aircraft and wide-bodied 'jumbos', flown by the world's commercial carriers, to trainers, transports, bombers, fighters and helicopters used by the U.S. and other countries for national defense. The Company's global business consists primarily of original-equipment sales and an extensive aftermarket business, including spare parts, maintenance and repair, and retrofitting. Worldwide customers include all of the major airframe and engine manufacturers, including Boeing, McDonnell Douglas, Lockheed, Airbus Industrie (Airbus), British Aerospace, Fokker, Cessna, Fairchild, Dassault, Rockwell, Pratt & Whitney, General Electric
(GE) and Rolls Royce as well as the world's leading airlines.

     Principal products, manufactured for military aircraft, civil air transport and general aviation markets, include primary propulsion, consisting of turboprop, turbofan, turbojet and turboshaft engines, and auxiliary power gas turbine engines; environmental control systems, consisting of air conditioning, cabin pressure and temperature controls; airborne weather avoidance and collision avoidance radar systems; aircraft communications -- both voice and data; microwave landing systems; automatic flight control systems; pneumatic control systems; engine and flight instruments; motion sensing and air data systems; navigation and identification equipment, including identification of friend-or-foe systems; cockpit data recorders; ground proximity warning equipment; electric power generating systems; fuel control systems; aircraft wheels and brakes; test systems; electromechanical and hydraulic systems and components; heat transfer equipment and engine oil cooling systems. Other products include electronic cooling systems and infrared radiation suppressors.

     The Company also manufactures products for missiles, spacecraft defense command, control communication and intelligence programs and oceanic applications, primarily for defense markets. Products include cryptographic equipment, radar proximity fuzes, space-pointing devices for deep space probes and control systems for spacecraft, gyroscopes for tactical missiles and military aircraft, antisubmarine warfare systems as well as field engineering management and technical support services to the National Aeronautics and Space Administration (NASA) and the U.S. Department of Energy (DOE).

     In addition, the Company operates a large network of aircraft service and overhaul installations. These operations include airport-based facilities in California, Texas, Illinois, Georgia and New York, plus repair and overhaul facilities in Alabama and Arizona in the U.S. as well as Singapore, the United Kingdom (U.K.) and Germany overseas.

     In 1993 the Company completed the purchase of Sundstrand's Data Control business which had 1992 sales of $194 million. The operation, now called AlliedSignal Avionics, strengthens the Company's core avionics business by broadening its commercial and avionics product lines and by providing important systems integration opportunities. The integration of data management with communications and derivative systems is one of the fastest growing segments of the avionics market. The Company also acquired the aircraft wheel and brake overhaul operations of Air Treads, Inc. which had 1992 sales of approximately $22 million. In March 1994 the Company announced that it was negotiating with Moog Inc. the sale of a small business which manufactures mechanical and hydraulic actuation products.

     The Company is affected by the level of expenditures for defense and space programs and the level of production of commercial and general aviation aircraft. The Company's aerospace products are sold directly to the U. S. government, aircraft manufacturers and commercial airlines, and to dealers and distributors of general aviation products.

     Moderate growth in the Company's commercial business for aerospace products is expected, over the long term, to mitigate a reduction in U.S. defense spending. Moreover, aerospace sales are not dependent on any one key defense program or commercial customer. However, contract awards by aircraft manufacturers, some of which are discussed below, can be cancelled or reduced if aircraft orders are cut back. The products and services are sold in competition with those of a large number of other companies, some of which have substantial financial resources and significant technological capabilities. Among those companies that compete with several of the segment's product areas are GE, Honeywell, Rockwell International, Sundstrand and United Technologies.

     Sales to the U.S. government, acting through its various departments and agencies and through prime contractors, amounted to $1,911 million for 1993 and $2,061 million for 1992, which amounts include sales to the Department of Defense of $1,391 million in 1993 and $1,570 million in 1992. Approximately 61% and 64% of sales to the U.S. government in 1993 and 1992, respectively, were made under fixed-price contracts in which the Company agrees to perform the contract for a fixed price and retains for itself any benefits of cost savings or must bear the burden of cost overruns.

     Government contracts are generally terminable by the government at will. Upon termination, the contractor is normally entitled to reimbursement for allowable costs and to an allowance for profit. However, if the contract is terminated because of the contractor's default, the contractor may not recover all of its costs and may be liable for any excess costs incurred by the government in procuring undelivered items from another source.

     The Company, as are other government contractors, is subject to government investigations of business practices and compliance with government procurement regulations. Although such regulations provide that a contractor may be suspended or debarred from government contracts under certain circumstances, and the outcome of pending government investigations cannot be predicted with certainty, management is not presently aware of any such investigation which it expects will have a material adverse effect on the Company.

     Orders for certain products sold to general and commercial aviation customers mainly consist of relatively short-term and frequently renewed commitments. Government procurement agencies generally issue contracts covering relatively long periods of time. The total backlog of unfilled orders for products and services for both government and commercial contracts was $4,773 million at December 31, 1993 and $4,859 million at December 31, 1992 of which funded U.S. and foreign government orders were $1,283 million and $1,557 million for the respective years. The Company anticipates that approximately $2,335 million of the total 1993 backlog will be filled during 1994.

     The Aerospace segment's international operations consist primarily of exporting U.S. manufactured products, performance of services, operating aircraft repair and overhaul facilities and licensing activities. The principal manufacturing facilities outside of the U.S. are in Canada and Germany.

     In 1993, as in the prior year, U.S. defense budgets and those of most other nations continued to decline. Furthermore, most major U.S. and international airlines operated in a difficult economic environment with only modest turnarounds beginning in the second half of 1993. While the regional airlines showed some financial strength, growth in the high end corporate aviation market remained flat. As a result, 1993 was a challenging year. Nonetheless, Aerospace had strong success in booking new programs, being awarded approximately 65% of the programs bid.

     Chalk Airlines purchased AlliedSignal Engine's (AE) TPE331-14 turboprop to re-engine their fleet of Albatross amphibian aircraft. The sales potential of the engine retrofit program is $24 million. The U.S. Army funded a $73 million contract add-on under which LHTEC, the joint venture company of the Allison Gas Turbine Division of General Motors and AE, will continue development of a growth version of its T-800 turboshaft engine which has been selected for use on the RAH-66 Comanche helicopter.

     The Company received new military avionics contracts in 1993. Guidance & Control Systems (GCS), teamed with Chrysler Technology, was awarded a major contract from the U.S. Air Force (USAF) for the update of autopilots and displays for the C-130 and C-141 aircraft. The program has a potential to the Company of $500 million in sales over the life of the program. Air Transport Avionics was awarded a $15 million contract from Lockheed to supply Traffic Alert and Collision Avoidance Systems (TCAS II) for the C-130 aircraft. GCS received an order from McDonnell Douglas Helicopter Company to update the display processor for the AH-64 Longbow Apache helicopter, a program with a sales potential to the Company of over $300 million. Communications Systems (CS) received a significant contract from the USAF Special Operations Command for the Multi-mission Advanced Tactical Terminal (MATT), a program with $170 million in sales potential. CS also led one of four winning teams for the Advanced Research Projects Agency's Small Low-cost Interceptor Device (SLID) program which is expected to develop military land vehicle protection through the use of smart small projectiles. SLID has a sales potential of $110 million. CS was also awarded several contracts for its APX-100 Identification Friend-or-Foe transponder with the U.S. Navy, Air National Guard, U.K. Ministry of Defence and Teledyne Ryan. Combined, the sales potential to the Company is over $150 million.

     Other key military aircraft equipment awards included the F-18E/F (the Navy's first-line fighter) wheels and brakes by Aircraft Landing Systems (ALS) and the F-22 Integrated Environmental Control System by Aerospace Systems & Equipment (ASE), together worth more than $340 million in sales potential. The latter was particularly notable because it began as a component procurement, but ASE's strong focus on systems integration turned it into a contract for the complete Environmental Control System.

     AlliedSignal Technical Services (ATSC) was successful in booking a number of important technical services programs. These programs included the NASA White Sands program, worth $225 million in sales, the U.S. Marine Corps' Maritime Prepositioning Ship (MPS) program, worth $125 million in sales, and a number of smaller NASA programs worth over $130 million in sales.

     In the commercial and general aviation aircraft market, ALS was awarded the position of one of two wheel and brake suppliers for Boeing on its new 737-X transport, a program with $1.3 billion in sales potential to the Company. On the new Gulfstream G-5 aircraft, AE was awarded a contract to supply the Auxiliary Power Unit (APU); ASE, the Environmental Control System, and Controls & Accessories was awarded the contract for the Cabin Pressure Control System. Together the awards have a sales potential of $130 million. Also, Fluid Systems received the Engine Starting System contract for the BMW/Rolls Royce BR-710 engine, the selected engine for both the Gulfstream G-5 and the Canadair Global Express aircraft. Furthermore, ASE received the Environmental Control System contract for the new Learjet Model 45 general aviation aircraft. Significant 1993 awards from commercial airlines included the following: the ALS business won the wheels and brakes on the Continental Airline fleet with $170 million sales potential; AE won an APU long-term maintenance service agreement from a major airline worth $135 million in potential sales; ALS also was awarded significant wheels and brake awards from JAL, Air France and Egyptair with a combined sales potential of $140 million.

     In the spacecraft market, Lockheed Missile & Space Company awarded GCS the ring laser gyro and momentum wheel contracts for their Iridium program and a ring laser gyro contract for their FSAT-A (Frugal Satellite) program. The combined sales potential of these is $50 million.

     The Company was also awarded a number of contracts in 1992, including the following:

     Learjet, a unit of Bombardier, Inc., awarded a key contract to AE to supply its new series TFE 731-20 turbofan engine for the new Model 45 Learjet. The contract has a potential for $1 billion in sales over the life of the program. Also, in the general aviation area, Cessna, a unit of Textron Inc., selected, for its Citation X, APUs, Air Turbine Start Systems and Cabin Pressure Control Systems made by the Company's Auxiliary Power, Fluid Systems and Controls & Accessories businesses. The ALS business received an important launch order from British Airways for wheels and brakes on its Boeing 777 aircraft and the Air Transport Avionics business received significant orders for its TCAS II from British Airways, Air France and Thai Airways. In addition, the Air Transport Avionics business signed a joint venture agreement with the Scientific Research Institute for Aircraft Equipment of Russia for the joint design, development and manufacture of avionics for aircraft to be built in Russia. The new partnership combines the Institute's software and systems integration expertise with the design, production, marketing and customer support capabilities of the Company.

     In the military market, the Company received several awards on the new F-18E/F fighter program. McDonnell Douglas awarded the main and nose landing gear to a team of the Company's ALS business and the Dowty Group and it selected ASE to provide servovalves for actuation systems. LHTEC received a $240 million development contract for a growth version of its T-800 engine that was selected for use in the RAH-66 Comanche helicopter program. On the new F-22 Advanced Tactical Fighter (ATF) being developed by the team of Lockheed, Boeing and Pratt & Whitney, the Company has been awarded several contracts. The ATF Integrated Maintenance System (AIMS) was awarded to the GCS business, a contract with nearly $100 million of sales potential over the life of the program. Boeing awarded a contract for the F-22 Auxiliary Power Generation System (APGS) to a team of AE, ASE, Controls & Accessories and Fluid Systems businesses. The U.S. Navy's NAVSEA organization made two major awards to the Ocean Systems business, the TB-23 and the TB-16/BQW follow-on submarine towed arrays. Together the awards total $24 million and offer $130 million sales potential over the life of the programs.

     Some technologically significant research and development awards were received by the Company offering future contribution to its product base. The DOE's Oak Ridge National Laboratories awarded a contract to the Company for advanced heat engine ceramic technology. The Naval Air Warfare Center awarded a program for research on advanced high pressure ratio high tip speed centrifugal compressor technology to the Propulsion Engines business. The USAF's Wright Laboratories awarded a contract for development of an Integrated Power Unit (electric APU) to the Auxiliary Power Systems business and it awarded a contract for development of an electrically actuated braking system to a team of the ALS and Fluid Systems businesses. The trend of customers towards the use of more electric systems and components in aircraft makes these awards important.

     The Company expects that these programs will require only minimal fixed capital spending.

AUTOMOTIVE

     The Automotive segment designs, engineers and manufactures systems and components for the worldwide vehicle manufacturers and aftermarket customers. The segment's principal business areas are braking systems, engine components, safety restraint systems and the aftermarket. Within each area, the segment offers a wide range of products for passenger cars and light, medium and heavy trucks.

     For manufacturers of passenger cars and light trucks, the Company provides disc and drum brakes, power brake boosters and master cylinders, anti-lock braking systems (ABS), friction materials, spark plugs, turbochargers and occupant protection systems (seat belts, air bags and related components).

     The Company's primary product offerings for the manufacturers of medium and heavy trucks and off-road vehicles primarily include air and hydraulic brake actuation components, air and hydraulic drum and disc brakes, ABS, slack adjusters, air dryers, fan clutches, friction materials, turbochargers and charge-air intercoolers.

     The aftermarket business includes replacement parts for most of the above items as well as air, oil and fuel filters, wire and cable products, and brake sealants and fluids.

     Automotive operations are located in the U.S., Australia, Brazil, Canada, France, Germany, India, Ireland, Italy, Japan, Malaysia, Mexico, Portugal, South Korea, Spain and the U.K. Distribution and marketing are conducted in these and numerous other countries as well.
Internationally, products are marketed under the Bendix, Fram, Autolite, Garrett and Jurid trademarks.

     Worldwide passenger car and truck original-equipment sales accounted for approximately 70% in 1993 and 68% in 1992 of the net sales of the Automotive segment with aftermarket sales accounting for the balance. In 1993 and 1992 Automotive operations outside the U.S. accounted for $2,002 and $2,391 million, or 44% and 53%, respectively, of worldwide sales.

     In 1993 and 1992 sales of automotive original-equipment systems and components were made to approximately 30 customers of which five automotive manufacturers accounted for approximately 60% and 58%, respectively, of such sales. Total worldwide sales (for original-equipment and aftermarket use) for 1993 and 1992 to the five automotive manufacturers amounted to $1,886 and $1,754 million, including sales to Ford Motor Company, the segment's largest customer, of $715 and $640 million for the respective years.

     The Company has established joint venture relationships with Gilardini, a European seat belt supplier, which is expected to provide growth opportunities in both seat belts and air bag inflators.

     The Company has formed a joint venture, International Auto Parts, Ltd., with other international companies to provide for the supply and distribution of components and accessories for the import vehicle market in Russia. Additionally, the Company has purchased Filtram, the exclusive manufacturer and distributor of its Fram'r' filter products in Mexico. The Company intends to use Filtram's broad distribution network in Mexico to provide growth for other Company aftermarket products, including brakes, friction materials and spark plugs.

     The Automotive segment's truck brake operations have been restructured under venture agreements with Knorr-Bremse AG of Munich, Germany. Two ventures have been formed. The Company manages and owns 65% of the North American operation and owns 35% of the European business. Annual sales of the two ventures are expected to be about $650 million. The objective of forming an alliance with Knorr-Bremse is to provide a higher level of support and enhance the Company's ability to supply air brake controls and related products to the truck industry.

     During 1992 and 1993 the Automotive segment has been refocusing its efforts and making investments to become a more competitive total brake system supplier. The Company continues to apply advanced engineering and manufacturing technologies from around the world to improve the design and quality of its ABS product. New ABS product introductions and major awards on a number of car models are expected to continue to provide the Company with the synergies to be a worldwide total brake system supplier.

     The Company initiated facilities rationalization plans in 1991 and 1992 which will significantly reduce the number of worldwide automotive locations through 1995. By the end of 1993, 20 operating plants had been closed. Rationalization and consolidations of sales offices, distribution centers, and research and development facilities will continue throughout 1994.

     The segment's operations outside the U.S. are conducted through various foreign companies in which it has interests ranging from minor interests to complete control. International operations also include the exporting of U.S. manufactured products and licensing activities.

     The Automotive segment's products are sold in highly competitive markets to customers who demand performance, quality and competitive prices. Virtually all automotive components are sold in competition with other independent suppliers or with the captive component divisions of the vehicle manufacturers. While the Company's competitive position varies among its products, the Company believes it is a significant factor in each of its major product markets. The major independent competitors in one or more major business areas include: ITT Teves, Lucas Girling, Rockwell-WABCO, Dana, Autoliv, Cooper Industries, Schwitzer, Midland, Bosch, Kelsey Hayes, KKK, TRW, Purolator, Takata and Morton.

ENGINEERED MATERIALS

     The Engineered Materials segment is composed of five major divisions: the Fibers Group, Chemicals and Catalysts, Performance Materials, Plastics and AlliedSignal Laminate Systems Inc.

     Fibers Group. The Company is a leading producer of type 6 nylon and the third largest producer of nylon in the U.S. The Company is also the largest domestic producer of caprolactam, the primary intermediate for type 6 nylon, from which it produces fine and heavy denier nylon yarns and molding compounds and film. These yarns are sold under the trademarks Anso'r', Anso X'r', Anso IV'r', Anso V'r', Worry-Free'r', CrushResister'tm' and Caprolan'r'. In addition, the Company produces heavy denier polyester yarns. The Company primarily sells yarns to the carpet, textile, motor vehicle and industrial markets.

     In the carpet yarn markets, both continuous filament and staple nylon yarns are sold to yarn processors and mills for the manufacture of carpeting. Nylon filament and staple are the dominant fiber yarns used in carpet production. The four largest producers, including the Company, have over 90% of domestic capacity. The Company has achieved recognition as a leader in product development and has developed a strong customer base. Brand identity, service to customers and quality are important competitive factors in the market and there is considerable price competition. In the motor vehicle and industrial markets, the Company's primary products are nylon and polyester yarns for use in tire cord, seat belts, hoses, tarpaulins and outdoor furniture. In 1993 the Company completed construction of a $200 million industrial polyester yarn facility with 42 million pounds capacity in Longlaville, France and started customer shipments in the fourth quarter of 1993. The Company believes that polyester yarn will become the primary reinforcement for passenger car radial tires in the world in the 1990s and is exploring development opportunities in the Far East.

     The principal markets for textile fibers, where the Company sells Caprolan'r' nylon flat yarns for warp knit and weaving applications, are intimate apparel, sports outerwear, jackets and such recreational products as sleeping bags, back packs and luggage. The industry is highly price competitive.

     In October 1993 the Company announced that it is discussing a joint venture with BASF, and that it had also completed the acquisition of AKZO's carpet fiber business in Europe. The Company and BASF are discussing the combination of their domestic carpet and textile nylon fiber businesses. The Company and BASF would each own 50% of the venture. The companies believe that the combination would result in significant operational efficiencies. The combination is subject to a number of conditions. The AKZO carpet fiber business, which had 1993 revenues of $70 million, produces continuous filament yarn and is located in Emmen, The Netherlands. The acquisition will strengthen the Company's position as a supplier of products to the European market. Previously, the Company only exported fibers to the European market.

     Chemicals and Catalysts. The division manufactures and markets fluorine products, environmental catalysts and oximes.

     The major fluorine products are hydrofluoric acid (HF), fluorocarbons, uranium hexafluoride (UF6) and sulfur hexafluoride (SF6). The Company is the world's largest producer of HF and an industry leader in the production and sale of products derived from HF, including fluorocarbons, UF6 and SF6.

     Genetron'r' fluorocarbons are sold mainly as refrigerants to original-equipment and replacement manufacturers of air conditioning and refrigeration equipment and as foam blowing agents to rigid foam producers. Genesolv'r' fluorocarbons are sold as solvents in precision cleaning
applications   such   as   electronics,  optics   and   aerospace  applications.
Approximately 60% of the Company's Genetron'r' and Genesolv'r' products are chlorofluorocarbons (CFCs). The Montreal Protocol (Protocol), which is supported by 87 countries, regulates worldwide CFC production and consumption. The Protocol requires 100% elimination of fully halogenated CFC production by industrialized countries by December 31, 1995. The amended U.S. Clean Air Act also regulates CFCs and similarly requires that most U.S. production of CFCs be phased out by the end of 1995. CFCs are also subject to the Ozone Depleting Chemical Tax of the Revenue Reconciliation Act of 1989. Because of the availability of non-fluorine-based substitute technologies, the Company has decided to de-emphasize the solvents market and to focus its activities on the foam and refrigerant markets.

     The Company is pursuing development of environmentally-safer fluorocarbons to replace the current CFC product line. An existing commercial plant was converted in 1991 to manufacture hydrochlorofluorocarbon (HCFC)-141b, a key substitute for CFC-11, a blowing agent in urethane foams, and as a replacement for CFC-113 in critical solvent applications. Commercial quantities of HCFC-141b were produced in 1992. In 1993 the Company more than doubled the plant's capacity, from 20 to 50 million pounds per year. The Company also continued its commercialization effort directed at key CFC substitute products in various applications, including automotive air conditioning and residential, commercial and industrial refrigeration. In early 1993 the Company began construction of a $100 million multi-product commercial facility targeted primarily at the substitute products HCFC-123, HCFC-124, HFC-125 and HFC-134a. The first phase of the facility, estimated to cost about $70 million, is expected to begin operations in the second quarter of 1994. These new products are expected to service key applications as production of current CFCs are phased out. While management cannot predict the ultimate outcome of these research and development efforts and continuing regulatory issues, it does not currently expect that the Protocol or the U.S. Clean Air Act will have a material adverse effect on the Company. However, the Company can not predict the impact of possible future regulatory issues.

     The Company also expanded its fluorocarbon business in 1993 through the acquisition of Praxair Inc.'s U.S. sterilant gas business. Praxair's sterilant gases primarily consist of blends of ethylene oxide and CFCs and are sold to hospitals, medical device makers and contract sterilizers. As CFCs are phased out of the marketplace, blends of the environmentally-safer HCFC-124 are expected to become the product of choice.

     The Company processes uranium ore concentrates into UF6 which is an essential intermediate in the production of fuel elements for nuclear power reactors for domestic and foreign customers. In November 1992 a Company subsidiary entered into a partnership with a General Atomics' affiliate to market UF6 conversion services supplied by the Company's Metropolis, Illinois manufacturing facility. The partnership, ConverDyn, competes for the open world market with four foreign processors that are either government owned or controlled. The Company is one of two domestic producers of SF6, a gas primarily used by utilities because of its electrical insulatory properties in circuit breakers, switches, transmission lines and electronic minisubstations.

     The Environmental Catalysts business is a major worldwide supplier of catalysts used in catalytic converters for automobiles. The Company has expanded its catalyst manufacturing facility in Florange, France to service the growing European market which requires stringent automotive emission standards effective in 1993. The Company is currently supplying the European market through its newly expanded facility. The Company also completed construction of a $4.5 million manufacturing facility in San Luis Potosi, Mexico and shipments began in the third quarter of 1993. The Company and General Motors have agreed in principle to become partners in the Environmental Catalysts business by combining their relevant assets to conduct the business. The venture is expected to be operational before the end of 1994.

     The Oximes business is the leading supplier of specialty oxime chemicals for use in the agricultural, coatings, photograph, pharmaceutical, adhesives and sealants, and mining industries. The Company has certain cost benefits from its captive source of hydroxylamine sulfate. In early 1993 the Company acquired the specialty chemicals business of Koch Chemicals which is expected to accelerate the growth of this business.

     Performance  Materials.   Major  businesses   include  A-C'r'   performance
additives, the Paxon high-density polyethylene (HDPE) and the UOP joint ventures, and tar products.

     A-C'r' performance additives are low-molecular weight polyethylene polymer additives which primarily serve the textiles, plastics, adhesives and polishes specialty markets worldwide.

     The Paxon joint venture is equally owned with Exxon Corporation. The joint venture manufactures HDPE resins used in the production of plastics for household and industrial products. The Company's interest in the Paxon joint venture is accounted for by the equity method.

     UOP is an equally owned joint venture with Union Carbide Corporation which designs and licenses processes, and produces and markets catalysts for the petroleum refining, gas processing, petrochemical and food industries. The Company's interest in the UOP joint venture is accounted for by the equity method.

     The Tar Products business produces binder pitch for electrodes for the aluminum and carbon industries, creosote oils as preservatives for the wood products and carbon black markets, refined naphthalene as a chemical intermediate, and driveway sealer tar and roofing pitch for the construction industry. All of the tar products are distilled from coal tar, a by-product of the steel industry's coking operations.

     Plastics. The Plastics business manufactures and markets engineering resins and specialty films. The Company is a leading producer of nylon 6 engineering resins (Capron'r') for the automotive, electrical and electronic component, food packaging, lawn care and power tool markets. Major products in the Specialty Films business include cast nylon (Capran'r'), biaxially oriented nylon film (Biax'r') and fluoropolymer film (Aclar'r'). Specialty film markets include food, pharmaceutical, and other packaging and industrial applications.

     AlliedSignal Laminate Systems Inc. The business unit manufactures circuit board laminates for the electronic and electrical industries. The Company's product line includes copper clad and unclad laminates used in computer, telecommunication, instrumentation and military applications. Approximately 40% of sales are to the international market, primarily in southeast Asia and throughout Europe. The Company, in partnership with Mitsui Mining and Smelting Company, is backward integrated in electro deposited copper foil. The Company completed construction of a new laminates plant in Thailand in the first quarter of 1994.

     The Company manufactures amorphous metals (METGLAS'r' Alloys) that offer significant efficiency gains in electrical distribution transformers over conventional electrical steel, which is currently used.

     The principal raw materials used in the Engineered Materials segment are generally readily available and include cumene, natural gas, sulfur, terephthalic acid, ethylene and ethylene glycol, fluorspar, HF, carbon tetrachloride, chloroform, nylon resins, fiberglass, copper foil, platinum, rhodium and coal tar pitch. The Company is producing all of its HF and virtually all of its nylon resin requirements. Important competitors are: Du Pont, GE, Monsanto, Hoechst/Celanese, BASF Fibers, Koppers, U.S.I., Phillips, Soltex, Atochem and Nan Ya.

SEGMENT FINANCIAL DATA

     Note 25 (Segment Financial Data) of Notes to Financial Statements in the Company's 1993 Annual Report to shareowners is incorporated herein by reference.

DOMESTIC AND FOREIGN FINANCIAL DATA

     Note 24 (Geographic Areas -- Financial Data) of Notes to Financial Statements in the Company's 1993 Annual Report to shareowners is incorporated herein by reference.

FOREIGN ACTIVITIES

     The Company's foreign businesses are subject to the usual risks attendant upon investments in foreign countries, including nationalization, expropriation, limitations on repatriation of funds, restrictive action by local governments and changes in foreign currency exchange rates.

     The Company's principal foreign manufacturing operations are in Australia, Brazil, Canada, France, Germany, Ireland, Italy, Japan, Mexico, Portugal, South Korea, Spain, Singapore, Taiwan and the U.K. The Company maintains sales and business offices in these and various other countries, including Austria, Belgium, China, Denmark, Finland, Hong Kong, India, New Zealand, Norway, Sweden, The Netherlands and Turkey as well as warehousing, distribution and aircraft repair and overhaul facilities to support foreign operations and export sales. Further information about foreign activities is discussed in the segment narratives.

RAW MATERIALS

     Among the principal raw materials used by the Company, in addition to those previously discussed for the Engineered Materials segment, are electronic, optical and mechanical component parts and assemblies, electronic and electromechanical devices, metallic products, magnetic and induction devices, castings, forgings, steel and bar stock, copper, aluminum, platinum and titanium. The Company believes that sources of supply for raw materials and components are generally adequate.

PATENTS AND TRADEMARKS

     The Company owns approximately 15,500 patents or pending patent applications and is licensed under other patents covering certain of its products and processes. It believes that, in the aggregate, the rights under such patents and licenses are generally important to its operations, but does not consider that any patent or license or group of them related to a specific process or product is of material importance in relation to the Company's total business.

     The Company also has registered trademarks for a number of its products. Some of the more significant trademarks include: AiResearch, Anso, Autolite, Bendix, Bendix/King, Capron, Fram, Garrett, Genetron, Jurid, King and Norplex Oak.

RESEARCH AND DEVELOPMENT

     The Company's research activities are directed toward the discovery and development of new products and processes, improvements in existing products and processes, and the development of new uses of existing products.

     Research and development expense totaled $313 million in 1993, $320 million in 1992 and $381 million in 1991. Customer-sponsored (principally the U.S. government) research and development activities amounted to an additional $514, $501 and $463 million in 1993, 1992 and 1991.

     The Company's Research and Technology organization has research facilities at Morris Township, New Jersey and Des Plaines, Illinois consisting of research and development laboratories where special emphasis is placed upon applied research and upon development of new products and processes. In addition, there are approximately 49 other research laboratories and facilities which provide direct support to the operating segments.

ENVIRONMENT

     The Company is subject to various federal, state and local requirements regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. It is the Company's policy to comply with these requirements and the Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage, and of resulting financial liability, in connection with its business. Some risk of environmental damage is, however, inherent in particular operations and products of the Company, as it is with other companies engaged in similar businesses. (See the description of the Engineered Materials segment, above, for information regarding regulation of CFCs.)

     The Company is and has been engaged in the handling, manufacture, use or disposal of many substances which are classified as hazardous or toxic by one or more regulatory agencies. The Company believes that, as a general matter, its handling, manufacture, use and disposal of such substances are in accord with environmental laws and regulations. It is possible, however, that future knowledge or other developments, such as improved capability to detect substances in the environment, increasingly strict environmental laws and standards and enforcement policies thereunder, could bring into question the Company's handling, manufacture, use or disposal of such substances.

     Among other environmental requirements, the Company is subject to the federal Superfund law, and similar state laws, under which the Company has been designated as a potentially responsible party which may be liable for cleanup costs associated with various hazardous waste sites, some of which are on the U.S. Environmental Protection Agency's Superfund priority list. Although, under some court interpretations of these laws, there is a possibility that a responsible party might have to bear more than its proportional share of the cleanup costs if it is unable to obtain appropriate contribution from other responsible parties, the Company has not had to bear significantly more than its proportional share in multi-party situations taken as a whole.

     Capital expenditures for environmental control facilities at existing operations were $39 million in 1993. The Company estimates that during each of the years 1994 and 1995 such capital expenditures will be in the $45 to $50 million range. In addition to capital expenditures, the Company has incurred and will continue to incur operating costs in connection with such facilities.

     Reference is made to Management's Discussion and Analysis at page 23 of the Company's 1993 Annual Report to shareowners, incorporated herein by reference, for further information regarding environmental matters.

EMPLOYEES

     The Company had an aggregate of 86,400 salaried and hourly employees at December 31, 1993. Of the approximately 31,000 unionized employees, 15,000 are employed in the Company's U.S. and Canadian plants and other facilities. Unionized employees are represented by local unions that are either independent or affiliated with the United Auto Workers, the International Association of Machinists, the United Steel Workers of America, the Oil, Chemical and Atomic Workers International Union, the International Brotherhood of Teamsters and many other national and international unions. Relations between the Company and its employees and their various representatives have been generally satisfactory, although the Company has experienced work stoppages from time to time. Approximately 22% of the Company's U.S. and Canadian unionized employees are covered by labor contracts scheduled to expire in 1994. Major labor negotiations in 1994 will include locations in all of the segments.

ITEM 2.   PROPERTIES

     The Company has almost 400 locations consisting of plants, research laboratories, sales offices and other facilities. The plants are generally located to serve large marketing areas and to provide accessibility to raw materials and labor pools. The properties are generally maintained in good operating condition. Utilization of these plants may vary with government spending and other business conditions; however, no major operating facility is significantly idle. The facilities, together with planned expansions, are expected to meet the Company's needs for the foreseeable future. The Company owns or leases warehouses, railroad cars, barges, automobiles, trucks, airplanes and materials handling and data processing equipment. It also leases space for administrative and sales staffs. The Company's headquarters and administrative complex are located at Morris Township, New Jersey.

     The principal plants, which are owned in fee unless otherwise indicated, are as follows:

                                   AEROSPACE

Phoenix, AZ (4 plants, 3 fully leased, 1 partially leased)
Prescott, AZ
Tempe, AZ
Tucson, AZ (partially leased)
Sylmar, CA
Torrance, CA (partially leased)
Fort Lauderdale, FL
South Bend, IN
Olathe, KS
Columbia, MD
Towson, MD
Kansas City, MO (owned by the U.S. Government and managed by the Company) Eatontown, NJ
Teterboro, NJ
Rocky Mount, NC
South Montrose, PA
Redmond, WA (partially leased)
Rexdale, Ont., Canada (partially leased)
Montreal, Que., Canada
Raunheim, Germany

                                   AUTOMOTIVE

Greenville, AL
Torrance, CA
St. Joseph, MI
Fostoria, OH
Greenville, OH
Sumter, SC
Jackson, TN
Maryville, TN
Clearfield, UT
Campinas, Brazil
Bristol, England
Beauvais, France
Conde, France
Moulins, France
Thaon-Les-Vosges, France
Trelaze, France
Crema, Italy
Glinde, Germany

                              ENGINEERED MATERIALS

Metropolis, IL
Baton Rouge, LA
Geismar, LA
Moncure, NC
Catoosa, OK
Philadelphia, PA
Pottsville, PA
Columbia, SC
Chesterfield, VA
Hopewell, VA

ITEM 3.   LEGAL PROCEEDINGS

     The first paragraph of Note 19 (Commitments and Contingencies) of Notes to Financial Statements at page 35 of the Company's 1993 Annual Report to shareowners is incorporated herein by reference. While the ultimate results of investigations, lawsuits and claims involving the Company cannot be determined, management does not expect that these matters will have a material adverse effect on the consolidated financial position of the Company.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                                 Not Applicable

EXECUTIVE OFFICERS OF THE REGISTRANT

     The executive officers of the Registrant, listed as follows, are elected annually in April. There are no family relationships among them.

          NAME, AGE,
          DATE FIRST
      ELECTED AN OFFICER                                     BUSINESS EXPERIENCE
- - - - - -------------------------------  ----------------------------------------------------------------------------
Lawrence A. Bossidy (a), 59      Chairman  of the  Board since January  1992. Chief Executive  Officer of the
              1991                 Company since  July  1991. Vice  Chairman  and Executive  Officer  of  the
                                   General Electric Company (diversified industrial corporation) from 1984 to
                                   June 1991.
Daniel P. Burnham, 47            Executive Vice President and President, AlliedSignal Aerospace since January
              1991                 1992. Executive Vice President and President-Elect, AlliedSignal Aerospace
                                   Company  from July 1991 to December 1991. President, AiResearch Group from
                                   March 1990 to  June 1991. President,  Fibers Division from  April 1988  to
                                   February 1990.
Frederic M. Poses, 51            Executive  Vice President  and President,  AlliedSignal Engineered Materials
              1988                 since April 1988.
Ralph E. Reins, 53               Executive  Vice  President  and  President,  AlliedSignal  Automotive  since
              1991                 November  1991. President of  United Technologies Corporation (diversified high-technology  manufacturer)  Automotive  Group  from  October  1990  to
                                   October  1991.  Chairman, President  and Chief  Executive Officer  of Mack
                                   Truck, Inc.  (automotive heavy  vehicle manufacturer)  from June  1989  to
                                   September  1990. Senior Vice  President and President  and Chief Executive
                                   Officer of ITT  (diversified enterprise) Automotive  from January 1987  to
                                   May 1989.
Isaac R. Barpal, 54              Senior  Vice President and Chief Technology  Officer since August 1993. Vice
              1993                 President --  Science &  Technology of  Westinghouse Electric  Corporation
                                   (electric equipment manufacturer) from June 1987 to July 1993.
John W. Barter, 47               Senior Vice President and Chief Financial Officer since July 1988.
              1985

- - - - - ------------
 (a) Also a director.

                                                  (table continued on next page)

(table continued from previous page)

          NAME, AGE,
          DATE FIRST
      ELECTED AN OFFICER                                     BUSINESS EXPERIENCE
- - - - - -------------------------------  ----------------------------------------------------------------------------
Peter M. Kreindler, 48           Senior  Vice President  and General  Counsel since  March 1992.  Senior Vice
              1992                 President and General  Counsel-Elect from January  1992 to February  1992.
                                   Partner,  Arnold & Porter  (law firm) from January  1990 to December 1991.
                                   Principal and Associate General Counsel, Coopers & Lybrand (accounting and consulting firm) from September 1988 to December 1989.
David G. Powell, 60              Senior Vice President -- Public Affairs since September 1985.
              1985
Donald J. Redlinger, 49          Senior Vice  President --  Human Resources  since January  1991. Staff  Vice
              1991                 President  -- Human Resources from March 1990 to December 1990. Staff Vice
                                   President --  Organization Planning  and Compensation  from June  1988  to
                                   February 1990.
Paul R. Schindler, 52            Senior  Vice  President  --  International since  August  1993.  Chairman of
              1993                 Imperial Chemical  Industries  Asia/Pacific (chemical  manufacturer)  from
                                   April  1991 to July  1993. Chairman of  Imperial Chemical Industries China
                                   from July 1989 to March 1991. Chairman of Imperial Industries France  from
                                   January 1986 to June 1989.
James E. Sierk, 55               Senior  Vice President -- Quality and  Productivity since January 1991. Vice
              1991                 President --  Quality  Office,  Development  and  Manufacturing  of  Xerox
                                   Corporation  (business products  and systems and  financial services) from
                                   February 1990 to December 1990.  Vice President -- National Quality  Award
                                   Office,  Xerox from December 1989 to January 1990. Vice President -- Latin
                                   American and Canadian  Operations, Xerox  from February  1986 to  November
                                   1989.
Hans B. Amell, 42                Vice   President  --  Marketing   since  August  1993.   Vice  President  --
              1993                 International Strategy  of  The  Dun &  Bradstreet  Corporation  (business information,  publishing,  marketing and  television)  April 1991  to July
                                   1993. Vice President -- Corporate Marketing Programs of Unisys Corporation
                                   (business information  systems,  data processing  and  aerospace  products manufacturer) from September 1987 to March 1991.
Edward W. Callahan, 63           Vice  President -- Health, Safety and Environmental Sciences since September
              1985                 1985.
Kenneth W. Cole, 47              Vice President -- Government Relations since January 1989.
              1989
G. Peter D'Aloia, 49             Vice President  and  Controller  since February  1994.  Vice  President  and
              1985                 Treasurer from August 1988 to January 1994.
Nancy A. Garvey, 44              Vice   President   and   Treasurer   since   February   1994.   Staff   Vice
              1994                 President -- Investor Relations November 1989 to January 1994. Manager  of
                                   Investment  Manager  Relations of  General Motors  Corporation (automotive manufacturer) December 1987 to October 1989.
Andrew B. Samet, 52              Vice President, Secretary and Associate General Counsel since May 1988.
              1988

                                    PART II.

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS

     Market and dividend information for the Registrant's common stock is contained in Note 26 (Unaudited Quarterly Financial Information) of Notes to Financial Statements at page 39 of the Company's 1993 Annual Report to shareowners, and such information is incorporated herein by reference.

     The number of record holders of the Registrant's common stock is contained in the statement 'Selected Financial Data' at page 40 of the Company's 1993 Annual Report to shareowners, and such information is incorporated herein by reference.

ITEM 6.   SELECTED FINANCIAL DATA

     The information included under the captions 'For the Year' and 'At Year-End' in the statement 'Selected Financial Data' at page 40 of the Company's 1993 Annual Report to shareowners is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     'Management's Discussion and Analysis' on pages 20 through 26 of the Company's 1993 Annual Report to shareowners is incorporated herein by reference.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Company's consolidated financial statements, together with the report thereon of Price Waterhouse dated February 3, 1994 except for Note 1 (Subsequent Events), which is as of February 7, 1994 appearing on pages 27 through 39 of the Company's 1993 Annual Report to shareowners, are incorporated herein by reference. With the exception of the aforementioned information and the information incorporated by reference in Items 1, 3, 5, 6 and 7, the 1993 Annual Report to shareowners is not to be deemed filed as part of this Form 10-K Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

                                 Not Applicable

                                   PART III.

ITEM 10.   DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     Information relating to directors of the Registrant, as well as information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934, is contained in a definitive Proxy Statement involving the election of directors which the Registrant filed with the Securities and Exchange Commission pursuant to Regulation 14A, and such information is incorporated herein by reference. Certain other information relating to Executive Officers of the Registrant appears at pages 14 and 15 of this Form 10-K Annual Report.

ITEM 11.   EXECUTIVE COMPENSATION

     Information relating to executive compensation is contained in the Proxy Statement referred to above in 'Item 10. Directors and Executive Officers of the Registrant,' and such information is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Information relating to security ownership of certain beneficial owners and management is contained in the Proxy Statement referred to above in 'Item 10. Directors and Executive Officers of the Registrant,' and such information is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                                 Not Applicable

                                    PART IV.

ITEM 14.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

                                                                                            REFERENCE
                                                                                ---------------------------------
                                                                                  FORM 10-K      ANNUAL REPORT TO
                                                                                ANNUAL REPORT      SHAREOWNERS
                                                                                    PAGE               PAGE
                                                                                -------------    ----------------
(a)(1.) Index to Consolidated Financial Statements:
          Incorporated by reference to the 1993 Annual Report to shareowners:
          Report of Independent Accountants..................................         --                39
          Consolidated  Statement of Income for  the years ended December 31,
            1993, 1992 and 1991..............................................         --                27
          Consolidated Statement  of Retained  Earnings for  the years  ended
            December 31, 1993, 1992 and 1991.................................         --                27
          Consolidated Balance Sheet at December 31, 1993 and 1992...........         --                28
          Consolidated  Statement of Cash Flows  for the years ended December
            31, 1993, 1992 and 1991..........................................         --                29
          Notes to Financial Statements......................................         --                30
(a)(2.) Index to Consolidated Financial Statement Schedules:
         Report   of   Independent   Accountants   on   Financial   Statement
           Schedules.........................................................         20                --

       V --  Property,  Plant and Equipment for  the years ended December 31,
             1993, 1992 and 1991.............................................         21                --
      VI --  Accumulated Depreciation and Amortization of Property, Plant and
             Equipment for  the  years  ended December  31,  1993,  1992  and
             1991............................................................         22                --
      IX --  Short-term  Borrowings for  the years  ended December  31, 1993,
             1992 and 1991...................................................         23                --
       X --  Supplementary   Income    Statement    Information    for    the
             years ended December 31, 1993, 1992 and 1991....................         24                --

     The financial statement schedules should be read in conjunction with the financial statements incorporated by reference in Item 8 of this Form 10-K Annual Report. Schedules other than those listed above have been omitted because of the absence of the conditions under which they are required or because the information required is shown in the consolidated financial statements or the notes thereto.

(a)(3.) Exhibits

     See the Exhibit Index to this Form 10-K Annual Report. The following exhibits listed on the Exhibit Index are filed with this Form 10-K Annual
      Report:

EXHIBIT NO.                                          DESCRIPTION
- - - - - -----------   -----------------------------------------------------------------------------------------
   10.2*      Deferred Compensation Plan for Non-Employee Directors of AlliedSignal Inc., as amended
   10.14*     Agreement dated December 21, 1993 between the Company and Alan Belzer
   13         Pages  20 through  40  (except  for the  data  included  under  the  captions  'Financial
                Statistics'  on page 40)  of the  Company's 1993  Annual Report to shareowners
   21         Subsidiaries of the Registrant
   23         Consent of Independent Accountants
   24         Powers of Attorney

     The exhibits identified above and in the Exhibit Index with an asterisk(*) are management contracts or compensatory plans or arrangements.

(b) Reports on Form 8-K

     No reports on Form 8-K were filed for the three months ended December 31, 1993.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AlliedSignal Inc.

March 15, 1994                                   By     /s/ G. PETER D'ALOIA
                                                    ----------------------------
                                                         G. Peter D'Aloia
                                                   Vice President and Controller

     Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated:

               NAME                                    NAME
               ----                                    ----


                     *                                   *
- - - - - ----------------------------------        -------------------------------------
       Lawrence A. Bossidy                      Robert P. Luciano
  Chairman of the Board and Chief                     Director
  Executive Officer and Director


                     *                                   *
- - - - - ----------------------------------        -------------------------------------
            Hans W. Becherer                        Russell E. Palmer
              Director                                 Director


                     *
- - - - - ----------------------------------        -------------------------------------
          Jewel Plummer Cobb                       Andrew C. Sigler
              Director                                 Director


                     *                                   *
- - - - - ----------------------------------        -------------------------------------
           Eugene E. Covert                        John R. Stafford
              Director                                 Director


                     *                                   *
- - - - - ----------------------------------        -------------------------------------
            Ann M. Fudge                            Thomas P. Stafford
              Director                                 Director


                     *                                   *
- - - - - ----------------------------------        -------------------------------------
          William R. Haselton                     Delbert C. Staley
              Director                                 Director


                     *                                   *
- - - - - ----------------------------------        -------------------------------------
           Paul X. Kelley                          Robert C. Winters
              Director                                 Director


                     *
- - - - - ----------------------------------
          Robert D. Kilpatrick
              Director


         /s/ JOHN W. BARTER                        /s/ G. PETER D'ALOIA
- - - - - ----------------------------------        -------------------------------------
           John W. Barter                            G. Peter D'Aloia
         Senior Vice President                 Vice President and Controller
     and Chief Financial Officer                (Chief Accounting Officer)



*By:     /s/ JOHN W. BARTER
      ----------------------------
         (John W. Barter,
        Attorney-in-fact)



March 15, 1994

                       REPORT OF INDEPENDENT ACCOUNTANTS
                 ON CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

To the Board of Directors of AlliedSignal Inc.

Our audits of the consolidated financial statements referred to in our report dated February 3, 1994 appearing on page 39 of the 1993 Annual Report to Shareowners of AlliedSignal Inc. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the Consolidated Financial Statement Schedules listed in Item 14(a) of this Form 10-K. In our opinion, these Consolidated Financial Statement Schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICE WATERHOUSE

4 Headquarters Plaza North
Morristown, New Jersey 07962-1965
February 3, 1994

                                                           (DOLLARS IN MILLIONS)

                ALLIEDSIGNAL INC. AND CONSOLIDATED SUBSIDIARIES

                  SCHEDULE V -- PROPERTY, PLANT AND EQUIPMENT

                                           BALANCE AT        ADDITIONS     SALES AND                       ADOPTION OF
           CLASSIFICATION               BEGINNING OF YEAR     AT COST     RETIREMENTS    ADJUSTMENTS(1)    FASB #109(2)
- - - - - -------------------------------------   -----------------    ---------    -----------    --------------    ------------
                                                                 YEAR ENDED DECEMBER 31, 1993
                                                                 ----------------------------
Land and land improvements...........        $   301           $  10         $   4           $   (3)          $ --
Machinery and equipment..............          4,982             441            71              (59)            --
Buildings............................          1,173              54             7               12             --
Office furniture and equipment.......            594              73             7              (38)            --
Transportation equipment.............            146              18            17               (3)            --
Construction in progress.............            433             122            (6)             (33)            --
                                        -------------------------------------------------------------------------------
     Total...........................        $ 7,629           $ 718         $ 100           $ (124)          $ --
                                        -------------------------------------------------------------------------------
                                                                 YEAR ENDED DECEMBER 31, 1992
                                                                 ----------------------------
Land and land improvements...........        $   311           $   5         $  15           $   (1)          $ --
Machinery and equipment..............          4,431             470            51                8             91
Buildings............................          1,048              96            19               (9)            47
Office furniture and equipment.......            531              71             6               (6)             3
Transportation equipment.............            139              18            10               (1)            --
Construction in progress.............            402              31             2              (13)            --
                                        -------------------------------------------------------------------------------
     Total...........................        $ 6,862           $ 691         $ 103           $  (22)          $141
                                        -------------------------------------------------------------------------------
                                                                 YEAR ENDED DECEMBER 31, 1991
                                                                 ----------------------------
Land and land improvements...........        $   312           $   4         $   1           $   (4)          $ --
Machinery and equipment..............          4,183             426            23             (189)            --
Buildings............................            974              92             3              (17)            --
Office furniture and equipment.......            476              63             3               (5)            --
Transportation equipment.............            138              12            10               (1)            --
Construction in progress.............            352              71         --                 (25)            --
                                        -------------------------------------------------------------------------------
     Total...........................        $ 6,435           $ 668         $  40           $ (241)          $ --
                                        -------------------------------------------------------------------------------

                                        INITIALLY       DECONSOLIDATED      BALANCE AT
           CLASSIFICATION              CONSOLIDATED      BUSINESSES(3)      END OF YEAR
- - - - - -------------------------------------  ------------   -------------------   -----------
                                                 YEAR ENDED DECEMBER 31, 1993
                                                 ----------------------------
Land and land improvements...........      $ 18                 $ (1)         $   321
Machinery and equipment..............        61                  (58)           5,296
Buildings............................        14                   (5)           1,241
Office furniture and equipment.......        15                   (3)             634
Transportation equipment.............         2                   (1)             145
Construction in progress.............         3                   --              531
                                        ---------------------------------------------
     Total...........................      $113                 $(68)         $ 8,168
                                        ---------------------------------------------
                                                 YEAR ENDED DECEMBER 31, 1992
                                                 ----------------------------
Land and land improvements...........      $  1                 $ --          $   301
Machinery and equipment..............        33                   --            4,982
Buildings............................        10                   --            1,173
Office furniture and equipment.......         1                   --              594
Transportation equipment.............        --                   --              146
Construction in progress.............        15                   --              433
                                        ---------------------------------------------
     Total...........................      $ 60                 $ --          $ 7,629
                                        ---------------------------------------------
                                                 YEAR ENDED DECEMBER 31, 1991
                                                 ----------------------------
Land and land improvements...........      $ --                 $ --          $   311
Machinery and equipment..............        34                   --            4,431
Buildings............................         2                   --            1,048
Office furniture and equipment.......        --                   --              531
Transportation equipment.............        --                   --              139
Construction in progress.............         4                   --              402
                                        ---------------------------------------------
     Total...........................      $ 40                 $ --          $ 6,862
                                        ---------------------------------------------

- - - - - ------------

Notes: (1) Effect of translating foreign currency balance sheets to U.S. dollars and in 1991 the effect of write-downs relating to the streamlining and restructuring program.
       (2) Effect of adopting FASB #109 -- Accounting for Income Taxes, effective January 1, 1992.
       (3) In 1993 represents the deconsolidation of the European air-brake control business.

                                                           (DOLLARS IN MILLIONS)

                ALLIEDSIGNAL INC. AND CONSOLIDATED SUBSIDIARIES
            SCHEDULE VI -- ACCUMULATED DEPRECIATION AND AMORTIZATION
                        OF PROPERTY, PLANT AND EQUIPMENT

                                                                               ADDITIONS
                                                                BALANCE AT    CHARGED TO
                                                                BEGINNING      COSTS AND      SALES AND
                        CLASSIFICATION                           OF YEAR      EXPENSES(1)    RETIREMENTS    ADJUSTMENTS(2)
- - - - - --------------------------------------------------------------  ----------    -----------    -----------    --------------
                                                                               YEAR ENDED DECEMBER 31, 1993
                                                                               ----------------------------
Depreciation and amortization:
     Land improvements........................................    $   66          $  3           $ 1              $  1
     Machinery and equipment..................................     2,739           369            41               (35)
     Buildings................................................       446            53             6                 5
     Office furniture and equipment...........................       393            71             5               (34)
     Transportation equipment.................................        88            18            15                (1)
                                                                ----------------------------------------------------------
     Total....................................................    $3,732          $514           $68              $(64)
                                                                ----------------------------------------------------------
                                                                               YEAR ENDED DECEMBER 31, 1992
                                                                               ----------------------------
Depreciation and amortization:
     Land improvements........................................    $   63          $  4           $ 1               $--
     Machinery and equipment..................................     2,354           364            29                17
     Buildings................................................       390            49            11                 3
     Office furniture and equipment...........................       337            61             5                (2)
     Transportation equipment.................................        80            18             8                (1)
                                                                ----------------------------------------------------------
     Total....................................................    $3,224          $496           $54               $17
                                                                ----------------------------------------------------------
                                                                               YEAR ENDED DECEMBER 31, 1991
                                                                               ----------------------------
Depreciation and amortization:
     Land improvements........................................    $   59          $  4           $ 1              $  1
     Machinery and equipment..................................     2,092           344            14               (68)
     Buildings................................................       350            42             2                --
     Office furniture and equipment...........................       281            61             3                (2)
     Transportation equipment.................................        69            19             7                (1)
                                                                ----------------------------------------------------------
     Total....................................................    $2,851          $470           $27              $(70)
                                                                ----------------------------------------------------------

                                                                                                     BALANCE
                                                                ADOPTION OF      DECONSOLIDATED      AT END
                        CLASSIFICATION                          FASB #109(3)      BUSINESSES(4)      OF YEAR
- - - - - --------------------------------------------------------------  ------------   -------------------   -------
                                                                     YEAR ENDED DECEMBER 31, 1993
                                                                     ----------------------------
Depreciation and amortization:
     Land improvements........................................        $--                $ --          $   69
     Machinery and equipment..................................         --                 (37)          2,995
     Buildings................................................         --                  (1)            497
     Office furniture and equipment...........................         --                  (2)            423
     Transportation equipment.................................         --                  --              90
                                                                ---------------------------------------------
     Total....................................................        $--                $(40)         $4,074
                                                                ---------------------------------------------
                                                                      YEAR ENDED DECEMBER 31, 1992
                                                                      ----------------------------
Depreciation and amortization:
     Land improvements........................................        $--                 $--          $   66
     Machinery and equipment..................................         33                  --           2,739
     Buildings................................................         15                  --             446
     Office furniture and equipment...........................          2                  --             393
     Transportation equipment.................................         (1)                 --              88
                                                                ---------------------------------------------
     Total....................................................        $49                 $--          $3,732
                                                                ---------------------------------------------
                                                                      YEAR ENDED DECEMBER 31, 1991
                                                                      ----------------------------
Depreciation and amortization:
     Land improvements........................................        $--                 $--          $   63
     Machinery and equipment..................................         --                  --           2,354
     Buildings................................................         --                  --             390
     Office furniture and equipment...........................         --                  --             337
     Transportation equipment.................................         --                  --              80
                                                                ---------------------------------------------
     Total....................................................        $--                 $--          $3,224
                                                                ---------------------------------------------

- - - - - ------------

Notes:  (1) Estimated service lives used for computing depreciation range from 3 to 40 years.
        (2) Effect of translating foreign currency balance sheets to U.S. dollars and in 1991 the effect of write-downs relating to the streamlining and restructuring program.
        (3) Effect of adopting FASB #109 -- Accounting for Income Taxes, effective January 1, 1992.
        (4) In 1993 represents the deconsolidation of the European air-brake control business.

                                                           (DOLLARS IN MILLIONS)

                ALLIEDSIGNAL INC. AND CONSOLIDATED SUBSIDIARIES
                      SCHEDULE IX -- SHORT-TERM BORROWINGS

                                                      WEIGHTED AVERAGE
                                                        INTEREST RATE        MAXIMUM OUTSTANDING
                                     BALANCE AT          ON YEAR END           AT A MONTH END        AVERAGE OUTSTANDING
     YEARS ENDED DECEMBER 31         END OF YEAR        BALANCE(1)(2)          DURING YEAR(1)          DURING YEAR(1)
- - - - - ---------------------------------    -----------     -------------------     -------------------     -------------------
1993.............................       $ 220                9.12%                  $ 598                   $ 320
1992.............................       $ 154                8.92%                  $ 829                   $ 490
1991.............................       $ 736               10.91%                  $ 957                   $ 807


                                   WEIGHTED AVERAGE
                                     INTEREST RATE
     YEARS ENDED DECEMBER 31       DURING YEAR(1)(2)
- - - - - ---------------------------------  -----------------
1993.............................        11.17%
1992.............................         9.88%
1991.............................         9.88%

- - - - - ------------
Notes: (1) Includes  amounts  for   weighted   average  interest  rate,  maximum
           outstanding, average outstanding and the weighted average interest rate during the year for commercial paper of: 3.35%, $322 million, $212 million and 3.18% for 1993; 7.74%, $507 million, $274 million and 4.39% for 1992, and 5.1%, $446 million, $291 million and 7.2% for 1991. The outstanding commercial paper balance at December 31, 1993, 1992 and 1991, was $164 million, $4 million and $263 million, respectively.
       (2) Includes rates for borrowings of foreign subsidiaries. In 1993 and 1992 such foreign borrowings represented a greater proportion of total borrowings than in the prior period.

                                             (DOLLARS IN MILLIONS)

                ALLIEDSIGNAL INC. AND CONSOLIDATED SUBSIDIARIES
            SCHEDULE X -- SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                 CHARGED TO COSTS AND EXPENSES
                                                              -----------------------------------
                 YEARS ENDED DECEMBER 31                       1993           1992           1991
- - - - - ----------------------------------------------------------     ----           ----           ----
Maintenance and repairs...................................    $ 356          $ 363          $ 369
Depreciation  and  amortization   of  intangible   assets,
  preoperating costs and similar deferrals................      *              *              *
Taxes, other than income taxes:
     Payroll..............................................      338            333            325
     Property.............................................       55             63             57
     Other................................................       17             21             20
                                                                ---            ---            ---
                                                                410            417            402
Royalties.................................................      *              *              *
Advertising costs.........................................      *              *              *
- - - - - ------------
* Less than 1 percent of total sales and revenues.

                              STATEMENT OF DIFFERENCES
The registered trademark shall be expressed as 'r'

Subscript numerics in chemistry notation shall be expressed as baseline numerics, e.g., sulfur hexaflouride would be expressed as SF6.


                                  APPENDIX


Graphic and Image information: See narratives substituted for 6 charts on pages 21, 22 and 24 of the paper format of Exhibit 13.

                                 EXHIBIT INDEX

EXHIBIT NO.                                       DESCRIPTION
- - - - - -----------   --------------------------------------------------------------------------------------------
   3(i)       Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit
                99.1 to the Company's Form 10-Q for the quarter ended March 31, 1993)
   3(ii)      By-laws of the Company, as amended (incorporated by reference to Exhibit 99.2 to the
                Company's Form 10-Q for the quarter ended March 31, 1993)
   4.1        Rights Agreement, dated as of May 30, 1986, between the Company and The Bank of New York
                (incorporated by reference to Exhibit 4 to the Company's Form 8-K dated June 5, 1986)
   4.2        Amendment, dated as of December 16, 1988, to the Rights Agreement, dated as of May 30, 1986, between the Company and The Bank of New York (incorporated by reference to Exhibit 4 to the
                Company's Form 8-K dated December 16, 1988)

     The Company is a party to several long-term debt instruments under which, in each case, the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, the Company agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.

   9          Omitted (Inapplicable)
  10.1        Master Support Agreement, dated as of February 26, 1986 as amended and restated as of January
                27, 1987, as further amended as of July 1, 1987 and as again amended and restated as of
                December 7, 1988, by and among the Company, Wheelabrator Technologies Inc., certain subsidiaries of Wheelabrator Technologies Inc., The Henley Group, Inc. and Henley Newco
                Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-K for the year ended December 31, 1988)
  10.2*       Deferred Compensation Plan for Non-Employee Directors of AlliedSignal Inc., as amended (filed herewith)
  10.3*       Retirement Plan for Non-Employee Directors of Allied-Signal Inc., as amended (incorporated by reference to Exhibit 19.2 to the Company's Form 10-Q for the quarter ended June 30, 1990)
  10.4*       Restricted Stock Plan for Non-Employee Directors of Allied-Signal Inc., effective September
                27, 1985 (incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 1985)
  10.5*       1985 Stock Plan for Employees of Allied-Signal Inc. and its Subsidiaries, as amended
                (incorporated by reference to Exhibit 19.3 to the Company's Form 10-Q for the quarter ended
                September 30, 1991)
  10.6*       Allied-Signal Inc. Incentive Compensation Plan for Executive Employees (incorporated by reference to Exhibit A to the Company's Proxy Statement, dated March 10, 1992, filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934)
  10.7*       Supplemental Non-Qualified Savings Plan for Highly Compensated Employees of AlliedSignal Inc.
                and its Subsidiaries, as amended (incorporated by reference to Exhibit 10.1 to the
                Company's Form 10-Q for the quarter ended June 30, 1993)
  10.8*       1982 Stock Option Plan for Executive Employees of Allied Corporation and its Subsidiaries, as
                amended (incorporated by reference to Exhibit 19.4 to the Company's Form 10-Q for the quarter ended September 30, 1991)
  10.9*       Allied-Signal Inc. Severance Plan for Senior Executives, as amended (incorporated by reference to Exhibit 19.1 to the Company's Form 10-Q for the quarter ended September 30, 1991)


EXHIBIT NO.                                       DESCRIPTION
- - - - - -----------   -----------------------------------------------------------------------------------------
  10.10*      1993 Stock Plan for Employees of AlliedSignal Inc. and its Affiliates (incorporated by reference to Exhibit A to the Company's Proxy Statement, dated March 9, 1993, filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934)
  10.11*      Agreement between the Company and Lawrence A. Bossidy, as amended (incorporated by reference to Exhibit 10.11 to the Company's Form 10-K for the year ended December 31, 1991)
  10.12*      Amendment Agreement between the Company and Lawrence A. Bossidy (incorporated by reference to
                Exhibit 19 to the Company's Form 10-Q for the quarter ended June 30, 1992)
  10.13*      Agreement dated May 6, 1988 between the Company and Alan Belzer (incorporated by reference to
                Exhibit 19 to the Company's Form 10-Q for the quarter ended June 30, 1988)
  10.14*      Agreement dated December 21, 1993 between the Company and Alan Belzer (filed herewith)
  10.15*      Description of Agreement between the Company and Ralph E. Reins (incorporated by reference to
                Exhibit 10.13 to the Company's Form 10-K for the year ended December 31, 1992)
  10.16       Revolving Credit Agreement, dated as of July 7, 1993, among the Company, certain banks,
                Citibank, N.A., as Administrative Agent for the banks, and ABN AMRO Bank N.V. and Morgan
                Guaranty Trust Company of New York, as Co-Agents (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 1993)
  10.17       364-Day Credit Agreement, dated as of July 7, 1993, among the Company, certain banks,
                Citibank, N.A., as Administrative Agent for the banks, and ABN AMRO Bank N.V. and Morgan
                Guaranty Trust Company of New York, as Co-Agents (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 30, 1993)
  11          Omitted (Inapplicable)
  12          Omitted (Inapplicable)
  13          Pages 20 through 40 (except for the data included under the captions  'Financial  Statistics'
                on page 40) of the Company's 1993 Annual Report to shareowners (filed herewith)
  16          Omitted (Inapplicable)
  18          Omitted (Inapplicable)
  21          Subsidiaries of the Registrant (filed herewith)
  22          Omitted (Inapplicable)
  23          Consent of Independent Accountants (filed herewith)
  24          Powers of Attorney (filed herewith)
  27          Omitted (Inapplicable)
  28          Omitted (Inapplicable)
  99          Omitted (Inapplicable)

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     The Exhibits identified above with an asterisk(*) are management  contracts or compensatory plans or arrangements.